SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 6, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

May 6, 2015

Nokia adjusts the conversion price of its EUR 750 million convertible bonds

Nokia Corporation
Stock Exchange Release
May 6, 2015 at 14:30 (CET +1)

Nokia adjusts the conversion price of its EUR 750 million convertible bonds

Espoo, Finland - Nokia announced today that it has adjusted the conversion price of its EUR 750 million convertible bonds (the “Bonds”) from the previous conversion price of EUR 2.44 per share to EUR 2.39 per share due to the distribution of the dividend decided by the Nokia Annual General Meeting on May 5, 2015 (the “AGM”).

The AGM decided on the distribution of a dividend of EUR 0.14 per share. The terms and conditions of the Bonds provide for adjustments of the conversion price for the distribution of dividend.

Due to the adjustment of the conversion price, the maximum number of shares that the Bonds can be converted to is increased by 6 428 767 shares. Consequently, the Board of Directors decided, on the basis of the authorization granted by the AGM and in deviation from the pre-emptive subscription right of the company’s shareholders, to issue 6 428 767 new shares upon the conversion of the Bonds into Nokia shares.

Based on the adjusted conversion price of EUR 2.39 per share, the maximum number of new shares which may be issued by Nokia upon the conversion of the Bonds is  313 723 849, representing approximately 8.7% of Nokia’s currently issued shares (excluding the shares owned by Nokia and its subsidiary companies).

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent including closing conditions related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction for instance due to the loss of customers, loss of key executives or employees or reduced focus on day to day operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage our manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection to the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other propriety technologies; and 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; 32) and the impact on the Combined company (after giving effect to the Proposed transaction) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries
Nokia
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Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated May 6, 2015: Nokia adjusts the conversion price of its EUR 750 million convertible bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2015		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal